Exhibit 21

LIST OF SUBSIDIARIES

BSST LLC, a Delaware limited liability company, is owned 100% by the Company

ZT Plus LLC, a Delaware limited liability company, is owned 100% by BSST LLC

Amerigon Asia Pacific Incorporated, a Japanese company, is owned 100% by the Company

Amerigon Europe GmbH, a German company, is owned 100% by the Company